SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated March 18, 2003
                          (Commission File No. 1-15024)

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                                   Novartis AG
                              (Name of Registrant)

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                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland
                                ----------------

                    (Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosures: Press release dated March 18, 2003 announcing Novartis AG is to acquire Enablex (darifenacin), an incontinence treatment from Pfizer



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                                                      Novartis International AG
                                                      Novartis Communications
                                                      CH-4002 Basel
                                                      Switzerland
[NOVARTIS LOGO][GRAPHIC OMITTED]
                                                      Tel + 41 61 324 2200
                                                      Fax + 41 61 324 3300
                                                      Internet Address:
                                                      http://www.novartis.com



             MEDIA RELEASE o COMMUNIQUE AUX MEDIA o MEDIENMITTEILUNG

Novartis to acquire Enablex(R) (darifenacin), a new incontinence treatment for a rapidly expanding population of patients, from Pfizer

Strategic acquisition further strengthens Novartis' competitive primary care portfolio

Basel, 18 March 2003 - Novartis announced today that it will further strengthen its primary care product portfolio through the acquisition of Pfizer's M3 antagonist, Enablex(R) (darifenacin). Pfizer is to divest the product to comply with regulatory requirements surrounding its planned merger with Pharmacia. Under the terms of the agreement, which is conditional upon, amongst other things, approval of the Federal Trade Commission and the European Commission, Novartis has agreed to pay a total of up to USD 225 million, part of which is conditional on certain marketing approvals being obtained in the US and EU. The new drug application (NDA) was filed in December 2002 and, if approved, Enablex is expected to reach the US market in 2004, where an estimated 17 million patients suffer from bladder control problems. European approval is expected in 2004. Worldwide, it is estimated that 50 to 200 million people are affected by the condition, and Novartis will seek approvals to bring this new therapeutic option to patients in other countries.

Dr. Daniel Vasella, Chairman and CEO of Novartis, commented: "Urinary incontinence is a significant burden on the daily lives of patients and caregivers. The overactive bladder market is growing 30% a year worldwide, but today many potential patients are not treated. Enablex is an important therapy that could help. Our strength in primary care and experience in patient education programs has given us considerable insight into how to reach patients and their physicians to increase understanding and provide new treatment options."

Overactive bladder is the most common bladder control condition. It is caused by a problem with the bladder's detrusor muscle and is characterized by incontinence, urinary urgency and frequency, and nocturia. Enablex works by selectively blocking an important signal receptor (the M3 cholinergic receptor) involved in the control of bladder muscle contraction. Overactive bladder is a disruptive condition that not only can cause embarrassment, but also can have a significant impact on the sufferer's quality of life. According to the American Foundation for Urologic Diseases, at least 16% of the population over the age of 40 have chronic and troublesome symptoms of an overactive bladder. Although prevalence increases with age, the problem affects people of all ages, a large number of whom are under 65. As many as 30 to 50% of women over 50 are estimated to suffer from the condition. In many patients, a specific cause for the symptoms cannot be identified.

The acquisition further strengthens Novartis' already robust primary care and women's health portfolio. Novartis' pharmaceutical business has been growing rapidly, particularly in the US, where, according to IMS data, the company was the fastest growing top ten pharmaceutical company. Novartis' strategy includes a critical focus on the US market, and competitive investments in key growth drivers to accelerate profitable growth. Adding Enablex to the primary care portfolio will further reinforce Novartis position, especially in the US, which currently represents 70% of the global overactive bladder market.

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This release contains certain implied "forward-looking statements". These statements reflect the current views of Novartis with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Novartis to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, the failure to obtain registration for Enablex for desired indications, the inability to successfully bring the product to market, competition, the ability to maintain patent protection and other similar risks included in the Annual Report of Novartis AG on Form 20-F on file with the US - Securities and Exchange Commission.

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2002, the Group's businesses achieved sales of CHF 32.4 billion (USD
20.9 billion) and a net income of CHF 7.3 billion (USD 4.7 billion). The Group invested approximately CHF 4.3 billion (USD 2.8 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72 900 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Novartis AG has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            NOVARTIS AG


Date:  March 18, 2003                By:  /s/ MALCOLM CHEETHAM
                                         ---------------------

                                            Name:  Malcolm Cheetham
                                            Title: Head Group Financial
                                                   Reporting and Accounting